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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Secure Computing Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

813705100

(CUSIP Number)

Adriana Kovalovska, Esq.
350 SW 12th Avenue
Deerfield Beach, Florida 33442
(954) 375-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1.	Name of Reporting Person: CyberGuard Corporation		I.R.S. Identification Nos. of above persons (entities only): 65-0510339

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Florida

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: None

		8.	Shared Voting Power: 3,036,647

		9.	Sole Dispositive Power: None

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,036,647

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.3%

14.	Type of Reporting Person (See Instructions): CO

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Secure Computing Corporation, a Delaware corporation (“Secure”). The principal executive offices of Secure are located at 4810 Harwood Road, San Jose, CA 95124.
Item 2. Identity and Background.
     This Statement is filed by CyberGuard Corporation, a Florida corporation (“CyberGuard”). CyberGuard’s principal business address is 350 SW 12th Avenue, Deerfield Beach, Florida 33442. CyberGuard provides a broad portfolio of security products that deliver high performance, cost effective security for enterprises and government entities worldwide. The following are the directors and executive officers of CyberGuard: Peter H. Howard, Director; Michael Jacobs, Director; Kenneth C. Jenne, II, Director; Patrick J. Clawson, Director, Chairman and Chief Executive Officer; David L. Manning, Director; Daniel J. Moen, Director; William D. Rubin, Director; Richard L. Scott, Director; William G. Scott, Director; Michael Matte, Chief Financial Officer; Mark Reese, Chief Operating Officer, Michael G. Wittig, Chief Technology Officer; Gary Taggart, Senior Vice President, Worldwide Sales.
     During the last five years, neither CyberGuard, nor, to CyberGuard’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Secure and CyberGuard have entered into an Agreement and Plan of Merger, dated as of August 17, 2005 (the “Merger Agreement”), pursuant to which CyberGuard will be acquired in a stock and cash transaction where CyberGuard’s stockholders will receive 0.5 shares of Secure common stock and $2.73 in cash for each outstanding share of CyberGuard Common Stock. The total transaction value is approximately $295 million based on the closing price of Secure Common Stock as of the date of the Merger Agreement. As an inducement for CyberGuard to enter into the Merger Agreement with Secure, and in consideration thereof, each of the members of the board of directors and each executive officer of Secure entered into a Voting Agreement, dated as of August 17, 2005, with CyberGuard (each individually a “Voting Agreement,” and collectively the “Voting Agreements”). The members of the board of directors and the executive officers hold 3,036,647 shares of Secure Common Stock in aggregate. The holdings are as follows: Mr. John McNulty holds 1,302,049 shares of common stock; Mr. Timothy Steinkopf holds 313,281 shares of common stock; Mr. Eric P. Rundquist holds 279,234 shares of common stock; Mr. Vincent Schiavo holds 278,895 shares of common stock; Mr. James Jordan holds 198,500 shares of common stock; Mr. Michael Gallagher holds 186,859 shares of common stock; Mr. Robert J. Frankenberg holds 154,958 shares of common stock; Mr. Alexander Zakupowsky holds 119,833 shares of common stock; Mr. Stephen M. Puricelli holds 110,656 shares of common stock; and Ms. Mary Budge holds 92,382 shares of common stock (the “Director and Officer Holders”, and each individually a “Director Holder” or “Officer Holder”).

     No consideration was paid to Secure or the Director and Officer Holders in connection with the execution and delivery of the Voting Agreements. Copies of the Merger Agreement and the form of Voting Agreement are filed as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction.
     As stated above, the Voting Agreements were entered into as an inducement for, and in consideration of, CyberGuard’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of CyberGuard with and into a wholly owned subsidiary of Secure (“Merger Sub”). At the effective time of the Merger, each outstanding share of Common Stock of CyberGuard will be exchanged for 0.5 shares of Secure common stock and $2.73 in cash consideration.
     The Merger Agreement has been approved by the board of directors of each of Secure and CyberGuard. The transaction is subject to approval by Secure’s stockholders and by CyberGuard’s stockholders. The transaction is also subject to customary regulatory approvals and other closing conditions and is expected to close in the fourth calendar quarter of 2005.
     Pursuant to the Voting Agreements entered into in connection with the Merger Agreement, the Director and Officer Holders, the beneficial owners of shares of Common Stock which represent approximately 8.3% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to (a) appear (in person or by proxy) at any meeting of the holders of Secure’s Common Stock or otherwise cause the shares held by them to be counted as present thereat for purposes of establishing a quorum, and (b) vote or provide a written consent with respect to the shares held in favor of the issuance of the shares of Common Stock in the Merger and financing transaction contemplated the Merger Agreement (the “Financing Transaction”) and any matter that could reasonably be expected to facilitate the Merger or the Financing Transaction. The Director and Officer Holders will also vote or provide a written consent with respect to the shares held against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of Secure contained in the Merger Agreement or which could result in any of the conditions to the Secure’s obligations under the Merger Agreement not being fulfilled. Each Director and Officer Holder agrees not to enter into any agreement or commitment with any person the effect of which would be inconsistent with or violative or the provisions and agreements contained in Section 6 of the Voting Agreements.
     In addition, each of the Director and Officer Holders (i) cannot sell, transfer, convert or otherwise dispose of the shares subject to the Voting Agreement, except to any person who explicitly agrees to be bound by all of the provisions of the Voting Agreement, (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares held or (iii) take any action that would have the effect of preventing, interfering with or adversely affecting its ability to perform its obligations under the Voting Agreement. The Voting Agreements expire on the earliest of: (i) such time as the Merger Agreement is terminated in accordance with its terms, (ii) the agreement of the parties to the Voting Agreement, or (iii) the consummation of the Merger.
     The purpose of the Voting Agreements is to enable Secure and CyberGuard to consummate the transactions contemplated by the Merger Agreement.

     Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger shall be the directors of the surviving corporation immediately following the effective time of the Merger, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Merger Sub immediately prior to the effective time of the Merger shall be the officers of the surviving corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the surviving corporation.
     At the effective time of the Merger, the articles of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger, will be the articles of incorporation of the surviving corporation of the Merger until thereafter amended in accordance with the provisions thereof and as provided by applicable law. At the effective time of the Merger, the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger, will become the bylaws of the surviving corporation of the Merger until thereafter amended as provided by applicable law, the articles of incorporation of such surviving corporation and such bylaws.
     Except as set forth in this Item 4, neither CyberGuard nor, to CyberGuard’s knowledge, any of the individuals referred to Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although CyberGuard reserves the right to develop such plans).
     The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.
Item 5. Interest in Securities of the Issuer.
     (a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, CyberGuard may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 3,036,647 shares of Secure Common Stock, which represents approximately 8.3% of the shares of Secure Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.
     Apart from the terms and conditions set forth in the Voting Agreements, CyberGuard is not entitled to any rights of a stockholder of Secure. CyberGuard does not, other than as specified in the Voting Agreements, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Secure’s Common Stock.
     (c) Except as set forth or incorporated herein, neither CyberGuard nor, to CyberGuard’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Secure’s Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than the Merger Agreement and the Voting Agreements, to the knowledge of CyberGuard, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of Secure, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be filed as Exhibits.
99.1.	Agreement and Plan of Merger, dated August 17, 2005, by and among Secure Computing Corporation, Bailey Acquisition Corp. and CyberGuard Corporation is incorporated by reference to Exhibit 2.1 to CyberGuard’s Current Report on Form 8-K filed on August 19, 2005.

99.2.	Form of Voting Agreement, dated August 17, 2005, by and between Secure Computing Corporation and the Director and Officer Holders is incorporated by reference to Exhibit 2.3 to CyberGuard’s Current Report on Form 8-K filed on August 19, 2005.
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 29, 2005

CyberGuard Corporation
By:	/s/ Michael Matte
	Name:	Michael Matte
	Title:	Chief Financial Officer